Cletha A. Walstrand

Attorney at Law

1322 West Pachua Circle

Ivins, UT  84738

Office: 435-688-7317 Fax: 435-688-7318

cwalstrand@networld.com

October 28, 2008

Ms. Mellissa Duru

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-7010

Re:

Transact Energy, Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 29, 2008

File No. 333-151574

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

File No. 333-139746

Dear Ms. Duru:

Transact Energy Corp., (the “Company”), has received your comment letter dated October 8, 2008, (“comment letter”) pertaining to the above referenced amended registration statement on Form S-1 (the “Registration Statement”) and Form 10-Q for the Fiscal Quarter Ended June 30, 2008.  Amendment No. 3 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.  We are also filing Amendment No. 1 to the Form 10-Q for the Fiscal Quarter Ended June 30, 2008.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Registration Statement Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Registration Statement Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

General

1.

Please advise us supplementally, of the reasons for the resignation of the entire slate of directors and officers of the company effective September 11, 2008. Please confirm that there were no material issues with respect to such resignation that would warrant disclosure in the current registration statement.

RESPONSE:

The Company chose to relocate its corporate office and operations to Texas as a result of British Columbia Rule 51-509 which would have imposed additional regulation and compliance requirements on the Company.  The former directors of the Company also chose to resign for the same reasons as they are Canadian citizens. There were no material issues with any of the former directors regarding the Company that would warrant disclosure in the current registration statement.

2.

We note your response to prior comment 3 and reissue it in its entirety. Please refer to the definitions of development stage company and exploration stage company noted in Industry Guide 7 (a). Please revise your disclosure.

RESPONSE:

We have reviewed Rule 1-02 – Definition of Terms Used in Regulation S-X (17 CFR part 210) regarding development stage company which states:

A company shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists: (1) Planned principal operations have not commenced. (2) Planned principal operations have commenced, but there has been no significant revenue therefrom.

We have also reviewed Financial Accounting Standards No. 7 regarding guidelines for identifying a development stage enterprise as well as Industry Guide 7.  Industry Guide 7 states:

Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations Guide 7.

(a) Definitions. The following definitions apply to registrants engaged or to be engaged in significant mining operations:

(1) Reserve. That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Note: Reserves are customarily stated in terms of “ore” when dealing with metalliferous minerals; when other materials such as coal, oil, shale, tar, sands, limestone, etc. are involved, an appropriate term such as “recoverable coal” may be substituted.

(2) Proven (Measured) Reserves. Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(3) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed form information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

(4) (i) Exploration State — includes all issuers engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.

(ii) Development Stage — includes all issuers engaged in the preparation of an established commercially minable deposit (reserves) for its extraction which are not in the production stage.

(iii) Production Stage — includes all issuers engaged in the exploitation of a mineral deposit (reserve).

Instruction to paragraph (a)

Mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with FASB Statement No. 7, if applicable.

We are not a mining company.  Our business is to locate and identify properties to lease mineral rights which would then be sold to companies who would develop and possibly mine for oil and gas.  Our business is to then retain a royalty on any oil or gas actually produced parties who purchase our leases. We do not search for mineral deposits.  We only identify potential or possible properties that may hold such deposits.  The parties to whom we sell our leases to would then perform exploration and development of the property.

Our planned principal operations have commenced, but there has been no significant revenue therefrom.  To date, we have purchased one lease and are actively searching for additional properties to lease.  We intend to then sell our leases and retain an overriding royalty from any oil or gas production that would be performed by the party purchasing our lease.

Because we are not a mining company and because we have only commenced limited operations and have not generated any revenue from our operations, we believe we have properly identified our company as a development stage company.

Summary Compensation Table, page 31

3.

Please include a note to the summary compensation table that indicates that the persons listed in the table are no longer officers or directors of the company.

RESPONSE:

We have added the requested disclosure.

Certain Relationships and Related Party Transactions, page 34

4.

Your disclosure states that “Mr. Bartlett, ... a shareholder[]” was reimbursed $5,630. Revise to clarify’ that such reimbursement occurred at a time during which Mr. Bartlett also served as an officer and director of the company.

RESPONSE:

We have added the requested disclosure.

Part II

5.

On page 33 of the prospectus, we note reference to the 200,000 shares beneficially owned by Mr. Andrews. Consistent with the requirements of Item 701 of Regulation S-K, please disclose information regarding the issuance of these securities.

RESPONSE:

We have included the requested disclosure regarding Mr. Andrews purchase of our common stock.

Quarterly Report for the Fiscal Quarter Ended June 30, 2008

6.

We refer you to Item 307 of Regulation S-K and the definition of disclosure controls contained in Rule 13a-l5(e) of the Exchange Act of 1934. It does not appear that your officers provided the required disclosure regarding the efficacy of disclosure controls and procedures. Please amend the disclosure in the quarterly report to address this deficiency. Please ensure updated certifications are flied with the amendment.

RESPONSE:

We have amended our quarterly report as requested and have filed same on EDGAR with updated certifications.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law

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